

Articles of Incorporation

A set of formal documents filed with the Secretary of State to legally document the creation of a new business entity.





Prepared by **incfile**



State of Missouri
John R. Ashcroft, Secretary of State
Corporations Division
PO Box 778 / 600 W. Main St., Rm. 322
Jefferson City, MO 65102

001378823
Date Filed: 3/17/2020
John R. Ashcroft
Missouri Secretary of State

Articles of Incorporation

Article One

The name of the corporation is: FAR UV TECHNOLOGIES INC

Article Two

The registered agent's name is: LEGALINC CORPORATE SERVICES INC.

The address, including street and number for the registered agent's office in the state of Missouri is:
(PO Box may only be used in addition to a physical street address)

12747 Olive Blvd. Suite 300 A	St. Louis	MO 63141
Street Address	*City*	*State/Zip*

Article Three
(Must complete 1 or 2)

1. If the aggregate number of shares in which the corporation shall have authority to issue DOES NOT exceed 30,000 shares or the par valued DOES NOT exceed $30,000 please check this box: ☒

or

2. If the aggregate number of shares in which the corporation shall have authority to issue exceeds 30,000 shares or the par value exceeds $30,000 dollars please indicate the number of shares of each class and the par value of each share. Also, indicate a statement of the preferences, qualifications, limitations, restrictions and the special or relative rights including convertible right, is any, in respect of the share of each class:

Article Four

The name and physical business or residence address of each incorporator:

Name	Address	City/State/Zip
PIPER, PATRICK	7208 WORNALL RD,	KANSAS CITY MO 64114

(Please see next page)

Name and address to return filed document:	
Name:	MARSHA SIHA
Address:	Email: EFILE1234@INCFILE.COM
City, State, and Zip Code:	

Corp. 41 (11/2008)

Article Five

The date the corporation is to continue or perpetual: (Please select one)

☒ Perpetual *(check box)*   *or*   State number of years _____

Article Six

The corporation is formed for the following lawful purpose(s):

DISINFECTION
_____
Article Seven

☒   The number of directors to constitute the board of directors: 1_____   (optional)

The effective date of this document is the date it is filed by the Secretary of State of Missouri unless a future date is otherwise indicated:

_____
(Date may not be more than 90 days after the filing date in this office)

In Affirmation thereof, the facts stated above are true and correct:

(The undersigned understands that false statements made in this filing are subject to the penalties provided under Section 575.040, RSMo)

PATRICK PIPER	PATRICK PIPER	03/17/2020
Signature of Incorporator(s)	*Printed or Typed Name of Incorporator*	*Date of Signature*

STATE OF MISSOURI



John R. Ashcroft
Secretary of State

CERTIFICATE OF INCORPORATION

WHEREAS, Articles of Incorporation of

FAR UV TECHNOLOGIES INC
001378823

have been received and filed in the Office of the Secretary of State, which Articles, in all respects, comply with the requirements of General and Business Corporation Law.

NOW, THEREFORE, I, JOHN R. ASHCROFT, Secretary of State of the State of Missouri, do by virtue of the authority vested in me by law, do hereby certify and declare this entity a body corporate, duly organized this date and that it is entitled to all rights and privileges granted corporations organized under the General and Business Corporation Law.

IN TESTIMONY WHEREOF, I hereunto set my hand and cause to be affixed the GREAT SEAL of the State of Missouri. Done at the City of Jefferson, this 17th day of March, 2020.





Secretary of State

State of Missouri
John R. Ashcroft, Secretary of State

Corporations Division
PO Box 778 / 600 W. Main St., Rm. 322
Jefferson City, MO 65102

Amendment of Articles of Incorporation
for a General Business or Close Corporation
(Submit with $25.00 filing fee; if increasing # of shares, please see fee schedule for appropriate fee.)

Pursuant to the provisions of the General and Business Corporation Law of Missouri, the undersigned Corporation certifies the following:

1. The present name of the Corporation is Far UV Technologies, Inc.

Charter #: 001378823

The name under which it was originally organized was Far UV Technologies, Inc.

2. An amendment to the Corporation's Articles of Incorporation was adopted by the shareholders on
4/16/2021

month/day/year

3. Article Number 3.2 is amended to read as follows:

Class A Common Stock 40,000,000 at $0.0001 par value each

(If more than one article is to be amended or more space is needed attach additional pages)

(Please see next page)

Name and address to return filed document:
Name: Patrick J. Piper
Address: 7208 Wornall Rd, Ste 210
City, State, and Zip Code: Kansas City, MO 64114

Corp. 44 (01/2017)

4. Of the 4,047,774 Class A shares outstanding, 4,047,774 of such shares were entitled to vote on such amendment.

The number of outstanding shares of any class **entitled to vote thereon as a class** were as follows:

Class	Number of Outstanding Shares
A	4,047,774

5. The number of shares voted for and against the amendment was as follows:

Class	No. Voted For	No. Voted Against
A	4,047,774	0

6. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, the following is a statement of the manner in which such reduction shall be effected:

7. If the effective date of the amendment is to be a date other than the date of filing of the certificate of amendment with the Secretary of State, then the effective date, which shall be no more than 90 days following the filing date, shall be specified: __________

In Affirmation thereof, the facts stated above are true and correct:
(The undersigned understands that false statements made in this filing are subject to the penalties provided under Section 575.040, RSMo)

[signature]	Patrick J. Piper	President/CEO	4/20/21
Authorized Signature	*Printed Name*	*Title*	*Date*





001378823
Date Filed: 07/21/2020
John R. Ashcroft
Missouri Secretary of State

State of Missouri

John R. Ashcroft, Secretary of State

Corporations Division
PO Box 778 / 600 W. Main St., Rm. 322
Jefferson City, MO 65102

Amendment of Articles of Incorporation for a General Business or Close Corporation

(Submit with $25 00 filing fee, if increasing # of shares, please see fee schedule for appropriate fee)

Pursuant to the provisions of the General and Business Corporation Law of Missouri, the undersigned Corporation certifies the following

1 The present name of the Corporation is Far UV Technologies, Inc

Charter # 001378823

The name under which it was originally organized was Far UV Technologies, Inc

2 An amendment to the Corporation's Articles of Incorporation was adopted by the shareholders on

6/29/2020

month/day/year

3 Article Number 3 1 and 3 2 is amended to read as follows

3 1 Uncheck Box

3 2 Class A Common Stock 20,000,000 at $0 0001 par value each

(If more than one article is to be amended or more space is needed attach additional pages)

(Please see next page)

Name and address to return filed document

Name Patrick J. Piper

Address 7208 Wornall Rd., Ste 210

City, State, and Zip Code Kansas City, MO 64114

20200812-201034

Corp 44 (01/2017)

4 Of the **1,000 Class A** _____ shares outstanding, **1,000** _____
of such shares were entitled to vote on such amendment.

The number of outstanding shares of any class **entitled to vote thereon as a class** were as follows·

Class	Number of Outstanding Shares
A	1,000

5. The number of shares voted for and against the amendment was as follows.

Class	No. Voted For	No. Voted Against
A	1,000	0

6 If the amendment provides for an exchange, reclassification, or cancellation of issued shares, or a reduction of the number of author-ized shares of any class below the number of issued shares of that class, the following is a statement of the manner in which such reduction shall be effected

7 If the effective date of the amendment is to be a date other than the date of filing of the certificate of amendment with the Secretary

of State, then the effective date, which shall be no more than 90 days following the filing date, shall be specified _____

In Affirmation thereof, the facts stated above are true and correct·
(The undersigned understands that false statements made in this filing are subject to the penalties provided under Section 575 040, RSMo)



	Patrick J. Piper	President and CEO	
Authorized Signature	_Printed Name_	_Title_	_Date_

STATE OF MISSOURI



John R. Ashcroft
Secretary of State

Certificate of Amendment

WHEREAS,

FAR UV TECHNOLOGIES INC

001378823

filed its Amended Articles of Incorporation with this office and WHEREAS that filing was found to conform to the requirements of General Business For Profit – Domestic Law;

NOW, THEREFORE, I, John R. Ashcroft, Secretary of State of the State of Missouri, do by virtue of the authority vested in me by law, do hereby certify and declare that the above entity's Articles of Incorporation are amended.

Effective Date: July 21, 2020

IN TESTIMONY WHEREOF, I hereunto set my hand and cause to be affixed the GREAT SEAL of the State of Missouri. Done at the City of Jefferson, the 21st day of July, 2020.



Secretary of State

